

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2017

Jorge Rauber
Chief Executive Officer
Central Puerto S.A.
Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina

      Re: Central Puerto S.A.
                Amendment No. 1 to
                Draft Registration Statement on Form F-1
                Submitted December 4, 2017
                CIK No. 0001717161

Dear Mr. Rauber:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Competition, page 135

1. You disclose that the graphics in this section "break down market share of electric power generation supplies in Argentina as of September 30, 2017 and as of December 31, 2016," and it appears that your market share was 11% and 15% for these respective periods. This graphic seems to be inconsistent with your statements elsewhere in the prospectus that in "the nine-month period ended September 30, 2017, [you] generated . . . approximately 20% of the power generated by private sector generation companies in the country . . . while in the year ended December 31, 2016, [you] generated . . . approximately 20% of the power generated by private sector generation companies in the country." Please revise this discrepancy, or clarify our understanding of your disclosure.

In this regard, we note that your statements elsewhere indicate that the 20% market share is based on power generated by the private sector, while your statement preceding your graphics in this section refers market share of electric power generation supplies generally.

Taxation

Certain United States Federal Income Tax Considerations, page 223

2. It appears that you do not intend to file a tax opinion with respect to United States Federal Income Tax Considerations. Considering the complexity and uncertainty of your disclosures related to foreign tax credits and your status as a Passive Foreign Investment Company, please tell us why you do not think one is needed. Alternatively, please file an opinion that addresses U.S. tax matters. See Item 601 of Regulation S-K, and Section III.A. of Staff Legal Bulletin No. 19, available on our website.

Material Argentine Tax Considerations, page 225

3. We note that you have submitted as Exhibit 8.1 a form of tax opinion with respect to Argentine tax considerations prepared by Bruchou, Fernández, Madero & Lombardi, and the exhibit states that the discussion set forth in the registration statement under the caption "*Taxation—Material Argentine Tax Considerations*" is the opinion of counsel. Because it appears that counsel intends to render its opinion in short form, please revise this section of your registration statement to clearly state that it is the opinion of the named counsel. For guidance, refer to Section III.B.2. of Staff Legal Bulletin No. 19, available on our website.

Audited consolidated financial statements of Central Puerto S.A.

Consolidated Statement of Financial Position, page F-4

4. We note your response to comment 11 and the changes made to your interim financial statements. Please similarly revise your annual financial statements to provide all disclosures required by paragraph 79(a) of IAS 1.

Notes to the Audited Consolidated Financial Statements

a) Resolution SE No. 406/03 and other regulations related to WEM generators' receivables, page F-8

5. We note your response to comment 13 and have the following comments related to your FONINVEMEM plants:

- We note that ownership of each thermal plant will transfer from a separate trust fund to the TJSM, TMB, and CVO "Operating Companies" once the plants are operational for ten years and other specified conditions are met. Citing applicable IFRS guidance, please tell us how the receiving entities will account for these transfers. In doing so, specify if the transfer will occur at historical or fair values and if the impact will be recorded within equity or income.

- We note that you consolidate CVO. Please tell us how you determined you control CVO and, in doing so, explain how you assessed whether there were any substantive participating rights held by other shareholders that might preclude consolidation. See paragraph B25 of IFRS 10. We also note that the Argentine government will be incorporated as a shareholder after ten years of operations. Please tell us if such incorporation could or will impact your consolidation of CVO.

- In response to our last bullet, you indicate that, after ten years of operation, "the Operating Companies will begin to receive the revenue from the sale of electric power generated by such plants." Please specify what you mean by this statement. In doing so, tell us the economic rights, such as distributions or dividends, you are entitled to receive on a pre- and post-transfer basis.

12.1 Trade and other receivables, page F-41

6. We note your response to comment 20. Please revise your disclosures to clearly explain to investors your methodology for accruing interest on CAMMESA receivables.

16.1 Income tax, page F-51

7. We note your response to comment 22. As previously requested, please clearly disclose that you recorded the tax provision during fiscal year 2014.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jim Allegretto Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products